Mail Stop 4561

February 1, 2008

Mr. Michael W. Laphen, Chairman,
President and Chief Executive Officer
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, CA 90245

> **Re:** **Computer Sciences Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Filed June 13, 2007**
> **File No. 001-04850**

Dear Mr. Laphen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief